February 2011 Pricing Sheet dated February 22, 2011 relating to Preliminary Terms No. 666 dated February 4, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Auto-Callable RevConsSM
Two Auto-Callable RevConsSM Each Based on a Different Common Stock Due February 28, 2012
Auto-Callable Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – FEBRUARY 22, 2011
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Early redemption:
If, on any of the first three determination dates, the closing price of the underlying stock is greater than the initial share price, the RevCons will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The stated principal amount plus any accrued but unpaid coupon
Payment at maturity:
If the RevCons have not been redeemed early, either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the final determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from but excluding the pricing date to and including the final determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the final determination date.

Initial share price:	The initial share price for each RevCons will be the closing price of the underlying stock on the pricing date. See “—Specific Terms for Each RevCons––Initial share price” below.
Determination dates:	May 23, 2011, August 23, 2011, November 23, 2011 and February 23, 2012 (the “final determination date”)
Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “—Specific Terms for Each RevCons––Exchange ratio” below.
Trigger price:	For each RevCons, the trigger level times the initial share price. See “—Specific Terms for Each RevCons––Trigger price” below.
Coupon:	Payable monthly at the specified interest rate beginning March 25, 2011.
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011
Listing:	The RevCons will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Whole Foods Market, Inc. common stock	Bank of America Corporation common stock
Underlying stock issuer:	Whole Foods Market, Inc. (“WFMI”)	Bank of America Corporation (“BAC”)
Maturity date:	February 28, 2012	February 28, 2012
Interest rate:	10.25% per annum	10.50% per annum
Trigger level:	75%	75%
CUSIP:	617482RF3	617482RG1
ISIN:	US617482RF36	US617482RG19
Initial share price:	$58.24	$14.18
Trigger price:	$43.68	$10.635
Exchange ratio:	17.17033	70.52186
Aggregate principal amount:	$196,000	$317,000
Commissions and Issue Price:	Per WFMI RevCons	Total	Per BAC RevCons	Total
Price to public	$1,000	$196,000	$1,000	$317,000
Agent’s commissions(1)	$25	$4,900	$25	$7,925
Proceeds to issuer	$975	$191,100	$975	$309,075
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $25 for each WFMI RevCons and $25 for each BAC RevCons they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for RevCons.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 666 dated February 4, 2011
Prospectus Supplement for RevCons dated August 20,2009	Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.